PacifiCorp K Plus Employee Savings Plan

Financial Statements and Supplemental Schedule

December 31, 2005 and 2004

PacifiCorp K Plus Employee Savings Plan

*

Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

PacifiCorp K Plus Employee Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the PacifiCorp K Plus Employee Savings Plan (the “Savings Plan”) at December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Savings Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) at December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Savings Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Portland, Oregon

June 7, 2006

PacifiCorp K Plus Employee Savings Plan

Statements of Net Assets Available for Benefits

	December 31,

	2005	2004

Assets:
Investments (Note 3)	$964,683,986	$843,068,215

Receivables:
Due from brokers for securities sold	—	660,368
Dividends and interest	209,392	97,166

Total receivables	209,392	757,534

Total assets	964,893,378	843,825,749
Liabilities - due to brokers for securities purchased	(2,428,851)	(172,544)

Net assets available for benefits	$962,464,527	$843,653,205

The accompanying notes are an integral part of these financial statements.

PacifiCorp K Plus Employee Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2005

Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments (Note 3)	$61,375,784
Dividends	22,462,775
Interest	7,628,755

91,467,314

Contributions:
Participant	47,123,940
Employer	21,443,582

68,567,522

Total additions	160,034,836

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	41,080,144
Administrative expenses	143,370

Total deductions	41,223,514

Net increase	118,811,322
Net assets available for benefits:
Beginning of year	843,653,205

End of year	$962,464,527

The accompanying notes are an integral part of these financial statements.

PacifiCorp K Plus Employee Savings Plan

Notes to Financial Statements

1.	Plan Description

The following brief description of the PacifiCorp K Plus Employee Savings Plan (the “Savings Plan”) is provided for general information purposes only. Participants should refer to the Savings Plan document for more complete information.

General

Effective January 1, 1988, PacifiCorp and most of its subsidiaries (collectively, the “Employers”) adopted the Savings Plan. The Savings Plan is a tax-qualified Employee Savings Plan covering employees of the Employers, except employees identified as “casual employees” or “project employees” within the Employers’ payroll systems; employees covered by a collective bargaining agreement that does not provide for participation in the Savings Plan; leased employees; and temporary employees. The Savings Plan also covered employees of PPM Energy, Inc. (“PPM”), a Scottish Power plc (“ScottishPower”) affiliate, and terminated and retired employees of certain discontinued operations, through December 31, 2005, as discussed below. Qualified employees of the Employers become eligible to participate as soon as administratively practical after hire, but not more than 90 days. The Savings Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Savings Plan is sponsored by PacifiCorp and administered by a committee whose members are appointed by PacifiCorp (the “Administrative Committee”). The assets of the Savings Plan are held for investment by State Street Bank & Trust Company (“State Street”) (the “Savings Plan Trustee”).

Savings Plan participants are able to direct the investment of their Savings Plan holdings, including employer contributions, into various investment options offered under the Savings Plan. The investment options consist of mutual funds, ScottishPower American Depository Shares (“ScottishPower ADS”), a common and commingled trust fund, insurance contracts, and a self-directed brokerage account established at a third-party financial institution. Effective June 29, 2006, as a result of the acquisition discussed below, ScottishPower ADS will no longer be an investment option for participants. Any shares still held on that date will be sold and invested in a money market account, at which point participants will be able to transfer these balances into other investment options offered by the Savings Plan.

On March 21, 2006, a subsidiary of MidAmerican Energy Holdings Company purchased all of PacifiCorp’s outstanding common stock from PacifiCorp Holdings, Inc. (“PHI”), a subsidiary of ScottishPower. Effective January 1, 2006, the assets and liabilities of the Savings Plan and obligations attributable to employees and retirees of affiliated United States companies that remain subsidiaries of ScottishPower were transferred to plans established by PPM. The total amount transferred from the Savings Plan in the 2006 plan year to the plan formed by PPM as a result of the acquisition was $23,590,184.

On March 31, 2006, ScottishPower announced a return of cash to shareholders and a capital reorganization. The capital reorganization included a reverse stock split whereby a ScottishPower ADS holder was entitled to receive 1 1/3 B shares per ScottishPower ADS and those B shares carried an entitlement to receive a specified amount of cash. The Plan’s Administrative Committee elected the alternative offered by ScottishPower wherein all B shares will be repurchased by ScottishPower in May 2006. The cash proceeds are expected to be received by the Savings Plan in mid June 2006. New ScottishPower ADS were issued based on multiplying the number of ScottishPower ADS outstanding on May 12, 2006 by 0.793651. Any new ScottishPower ADS remaining in the Savings Plan on June 29, 2006 will be sold and temporarily invested in a money market account as described above.

Contributions

Participants may elect to contribute a percentage of their pre-tax annual compensation as defined in the Savings Plan (“Pre-Tax Contributions”). Different percentages can apply to separate employee groups, but the maximum percentage is 50.0% of eligible compensation, subject to an Internal Revenue Service limitation of $14,000 for the year ended December 31, 2005.

In accordance with the Economic Growth and Tax Relief Reconciliation Act of 2001, a participant who has attained the age of 50 prior to the end of the plan year is eligible to make additional Pre-Tax Contributions to the Savings Plan of up to $4,000. The dollar limit will be increased by $1,000 each plan year, reaching a maximum of $5,000 in 2006. For plan years after 2006, the limit will be increased by cost-of-living adjustments authorized by applicable law. No matching contributions are made by PacifiCorp with respect to these additional Pre-Tax Contributions.

Each of the Employers makes a matching contribution in cash for each participant (“Matching Contribution”). The Matching Contribution is a percentage of the participant’s Pre-Tax Contribution, up to an amount equal to 6.0% of the participant’s compensation. The Matching Contribution percentage is 50.0% or a percentage fixed in the Employer’s adoption statement by resolution of the Board of Directors of the Employers and announced to participants or pursuant to a collective bargaining agreement. These contributions are directed into the same funds in which participants invest their Pre-Tax Contributions.

Each Employer may also make a contribution in cash to the Savings Plan for each of its qualified employees (“Fixed Contribution”), regardless of whether the employees elect to participate in Pre-Tax Contributions. The Fixed Contribution is a percentage of eligible compensation as defined by the Savings Plan set by resolution of the respective Board of Directors of the Employer and announced to participants, or pursuant to a collective bargaining agreement. The Fixed Contribution percentage for 2005 was generally 2.0%. Participating Employers may elect to make different levels of Fixed Contributions.

Vesting

Pre-Tax Contributions and Fixed Contributions are fully vested at all times. Matching Contributions are vested based upon each completed year of employment service as follows:

Years of service	Percent vested

Less than 1	0.0%
1	20.0
2	40.0
3	60.0
4	80.0
5 or more	100.0

Participant accounts

Each participant’s account is credited with Pre-Tax Contributions, Fixed Contributions, Matching Contributions, where applicable, and an allocation of the Savings Plan’s net earnings or losses. Pre-Tax Contributions, Fixed Contributions and Matching Contributions are credited based on the participant’s election. Savings Plan earnings are allocated based on participant account balances.

Participant withdrawals

Vested benefits are payable in a lump sum upon retirement, termination, death or disability. If the participant’s account balance exceeds $5,000, the participant may defer payment, or upon retirement, elect installment payments over a specified period of time not exceeding 15 years from the date of commencement of benefits. The Savings Plan also provides for withdrawals due to financial hardship.

Participant loans

Participants may borrow from their account balance a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50.0% of their vested account balance under the Savings Plan. Loan terms range from one to five years, or up to 15 years for the purchase of a primary residence. Loans transferred in from other plans maintain their existing terms. The loans bear interest at a rate commensurate with local prevailing rates. The loans are secured by the balance in the participant’s account and an assignment of current pay of the participant sufficient to service the loan.

Savings Plan termination

Although it has not expressed any intention to do so, PacifiCorp may wholly or partially terminate the Savings Plan or direct the discontinuance of contributions at any time, subject to the provisions of ERISA. Upon terminating the Savings Plan, PacifiCorp may either liquidate the assets or continue to pay benefits as they become payable under

Savings Plan provisions. If the assets are liquidated, the net assets (after payment of expenses) will be allocated among participants in proportion to their account balances. In the event of Savings Plan termination, participants would become 100.0% vested in their Matching Contributions. Under acquisition conditions negotiated with state regulators, MidAmerican Energy Holdings Company has committed to make no material changes to PacifiCorp benefit plans for a period of two years from the signing of the stock purchase agreement (signed May 23, 2005).

Forfeitures

Forfeitures in the Savings Plan relate to the unvested portion of Matching Contributions attributable to participants who terminate employment. Amounts forfeited by terminating participants may be restored to the participant if the participant returns to work within a time period specified by the Savings Plan. Forfeitures not restored to participants will be applied first to restore other prior forfeitures and then to pay Savings Plan expenses. Any remaining forfeitures are reallocated to participants as additional Fixed Contributions. Forfeitures of terminated non-vested account balances were $70,174 for the year ended December 31, 2005.

2.	Summary of Significant Accounting Policies

Basis of accounting

The financial statements of the Savings Plan are prepared under the accrual method of accounting.

New accounting pronouncement

FASB Staff Position (“FSP”) AAG INV-1 and AICPA Statement of Position (“SOP”) 94-4-1

SOP 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans (“SOP 94-4”), is amended by FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (“FSP AAG INV-1 and SOP 94-4-1”). The financial statement presentation and disclosure guidance in paragraphs 8–11 of FSP AAG INV-1 and SOP 94-4-1 is effective for financial statements for plan years ending after December 15, 2006. The revised definition of fully benefit–responsive in paragraph 7 of FSP AAG INV-1 and SOP 94-4-1 shall be effective for all investment contracts as of the last day of the annual period ending after December 15, 2006. If comparative financial statements are presented, the guidance in FSP AAG INV-1 and SOP 94-4-1 shall be applied retroactively to all prior periods presented. If an investment contract is considered fully benefit-responsive under the revised definition as of the last day of the annual period ending after December 15, 2006, that contract shall be considered fully benefit-responsive for all periods presented, provided that contract would have been considered fully benefit-responsive in accordance with the then existing provisions of SOP 94-4. The adoption of FSP AAG INV-1 and SOP 94-4-1 is not expected to have a material impact on the Savings Plan’s net assets available for benefits or changes in net assets available for benefits.

Investment valuation

The investments in ScottishPower ADS are stated at fair value based on published market quotations at year-end. As of December 31, 2005, each ScottishPower ADS represented four ordinary shares of ScottishPower common stock. The per share market values of the ScottishPower ADS were $37.38 at December 31, 2005 and $31.16 at December 31, 2004. See Note 1 - Plan Description for a description of ScottishPower’s return of cash to shareholders and capital reorganization during the 2006 plan year.

Investments in registered investment companies (“mutual funds”) are valued at the net asset value of shares held by the Savings Plan at year end. Interest in the common and commingled trust fund reflects market value based upon the net asset value of the unit value of each specific fund. Temporary cash investments are stated at cost, which approximate fair value. Participant loans are valued at their outstanding balances, which approximate fair value.

Investments in stable value investment contracts are valued at contract value, which represents invested principal plus accrued interest thereon. The contracts are nontransferable but provide for benefit-responsive withdrawals and participant transfers to noncompeting options by plan participants at contract value. In the event facts and circumstances provide evidence that contract value is impaired, a valuation adjustment is recorded. In determining contract value, the Savings Plan Trustee considers such factors as the benefit responsiveness of the contracts, the ability of the parties to the contracts to perform in accordance with the terms of the contracts and the likelihood of default by the issuer of an investment security.

The difference between valuations at contract value and fair value is reflected over time through the crediting rate formula provided for in current “wrap” contracts. To the extent there are any unrealized and realized losses (that are accounted for, under contract value accounting, through a positive value of the wrap contract), the interest crediting rate may be lower over time than then-current market rates. Similarly, if the underlying portfolio generated realized and unrealized gains (reflected in a negative wrap value under contract value accounting), a redeeming participant may forego any benefit related to a future crediting rate higher than then-current market rates. The magnitude of the difference between crediting rates and current market rates at any time may also be affected by the Savings Plan’s portfolio duration, as well as increases and decreases in the amount of assets covered under the wrap contract as a result of participant contributions to and withdrawals from the Savings Plan.

The stable value investment contracts held by the Savings Plan are accounted for at their contract value as reported by the contract issuers. Synthetic investment contracts have crediting rates that reset monthly based on a pre-determined crediting rate formula. This formula factors in the book value, the market value, the yield to maturity, and the duration of the underlying investments. In all cases, the book value is determined by increasing the principal balance by accrued interest that is based on the book value crediting rate of each contract. There are no reserves against contract value for credit risk of the contract issuers or otherwise.

Synthetic investment contracts are comprised of both investment and contractual components. The investment component consists of units of a commingled pooled fund or fixed-income securities, referred to as the underlying investments. Underlying investments may include, but are not limited to:

•	Asset-backed securities;
•	Corporate bonds;
•	Mortgage-backed securities;
•	Securities issued or backed by U.S. government agencies, government sponsored enterprises or similar U.S. government entities or instrumentalities;
•	Units of commingled pools primarily invested in the above; and
•	Money market instruments.

The underlying investments which are stated at fair market value are “wrapped” by contracts issued by third-party financial institutions. These wrap contracts provide for benefit withdrawals and investment exchanges at the full contract value of the synthetic investment contracts (i.e., principal plus accrued interest) notwithstanding the actual market value of underlying investments (i.e., fair value of security plus accrued interest). In this manner, wrap contracts are designed to smooth out the impact of normal market fluctuation associated with the performance of the underlying investments.

The difference between the market value of the underlying investments and the reported value of the synthetic investment contract is generally the implicit value of the wrap contract. A positive value implies that the wrap contract issuer is obligated to the Savings Plan for the indicated amount in the event of benefit withdrawals and/or investment exchanges from the contract. A negative value for the wrap contract indicates that the market value of the underlying investment exceeds the book value.

The crediting rate of a particular synthetic contract is reset on a fixed schedule basis and is thus tied to the performance of the underlying investments.

Investments in synthetic investment contracts as of December 31, 2005 were as follows:

Description of Underlying Investments	Market Value of Underlying Investments	Wrap Contract Value	Value

Synthetic Investment Contracts
Bank of America
INVESCO Multi Manager A or Better Intermediate Gov/Credit Fund	$24,721,621	$376,018	$25,097,639

ING Life and Annuity
INVESCO Short Term Bond Fund	18,338,912	107,208	18,446,120

JP Morgan Chase
INVESCO Multi Manager A or Better Intermediate Gov/Credit Fund	24,731,802	383,604	25,115,406

Monumental Life Ins. Co.
INVESCO Short Term Bond Fund	16,975,353	110,831	17,086,184

State Street Bank
INVESCO Multi Manager A or Better Core Fixed Income Fund	21,950,599	455,323	22,405,922

UBS AG
INVESCO AAA Asset Backed Securities Fund	29,272,186	23,702	29,295,888

State Street Bank
Cash	116,312
US Treasury Note, 3.125%, 4/15/2009	1,453,091
US Treasury Note, 3.375%, 12/15/2008	1,704,565

	3,273,968	58,410	3,332,378

Total Synthetic Investment Contracts	$139,264,441	$1,515,096	$140,779,537

Investments in synthetic investment contracts as of December 31, 2004 were as follows:

Description of Underlying Investments	Market Value of Underlying Investments	Wrap Contract Value	Value

Synthetic Investment Contracts
Bank of America
INVESCO Multi Manager A or Better Intermediate Gov/Credit Fund	$21,211,388	$(208,413)	$21,002,975

ING Life and Annuity
INVESCO Short Term Bond Fund	14,983,435	(324,987)	14,658,448

JP Morgan Chase
INVESCO Multi Manager A or Better Intermediate Gov/Credit Fund	21,215,161	(194,036)	21,021,125

Monumental Life Ins. Co.
INVESCO Short Term Bond Fund	14,052,526	(273,809)	13,778,717

State Street Bank
INVESCO Multi Manager A or Better Core Fixed Income Fund	19,100,171	20,296	19,120,467

UBS AG
INVESCO AAA Asset Backed Securities Fund	22,890,109	(405,168)	22,484,941

John Hancock Financial Services, Inc.
John Hancock Separate Investment Account Number Two-H Structured Finance Account	1,770,769	(83,584)	1,687,185

State Street Bank
Cash	50,201
US Treasury Note, 3.25%, 8/15/2007	2,027,520
US Treasury Note, 4.75%, 11/15/2008	1,580,325

	3,658,046	(14,955)	3,643,091

Total Synthetic Investment Contracts	$118,881,605	$(1,484,656)	$117,396,949

The average crediting interest rate for these synthetic contracts was 4.56% at December 31, 2005 and 4.44% at December 31, 2004. The average yield for these synthetic contracts was 4.54% for the year ended December 31, 2005 and 4.63% for the year ended December 31, 2004.

Most of the investments underlying the synthetic contracts have expected average lives. That is, they have a target maturity date that is subject to change depending on market conditions. Should the expected average lives of the investments shorten or extend, the crediting rates on the contracts would normally reset to reflect the investments’ new yields to maturity. If the underlying investments prepay prior to their expected maturity, the cash flows from the investments are typically reinvested in new investments.

The net effective crediting rate for a synthetic contract is a combination of amortizing the gains and losses over a period equal to the duration of the contract less fees for the wrap contract. The resulting crediting rate is not less than zero. The securities underlying a synthetic contract are generally fixed income securities; however, the crediting rate on the contract may be adjusted so that market value gains and losses are amortized over time and the contract value moves toward the market value of the underlying investments.

Some insurance contracts contain contingencies that could lead to penalties being assessed on withdrawals from the contract that are the result of events initiated by PacifiCorp such as savings plan terminations, spin-offs or early retirement programs.

Investment transactions and investment income

Investment transactions are accounted for on the date the investments are purchased or sold (trade date). Interest income is recorded as earned. Dividend income is recorded on the ex-dividend date.

The Savings Plan presents in the Statement of Changes in Net Assets Available for Benefits, the net appreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on these investments.

Payment of benefits

Benefits are recorded when paid. Net assets available for benefits included benefits of $312,792 at December 31, 2005 and $373,733 at December 31, 2004, due to participants who have withdrawn from participation in the Savings Plan.

Administrative expenses

The Savings Plan provides that each participating Employer may pay administrative costs and expenses of the Savings Plan. Those costs not paid by each Employer are paid from Savings Plan assets.

Participant loans

Loan transactions are treated as a transfer between the investment funds and the Participant Loan Fund.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets, liabilities and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

3.	Investments

The following investments represented 5.0% or more of the Savings Plan’s net assets available for benefits:

	Number of shares	December 31, 2005

ScottishPower ADS	5,926,893	$221,546,471
Dodge & Cox Balanced Fund	2,190,602	178,183,540
Pioneer Fund Class Y	2,402,794	106,467,821
Delaware Trend Fund	3,517,983	82,109,714
NTGI QM Collective Daily - S&P 500 Index Fund	16,924	56,112,348

	Number of shares	December 31, 2004

ScottishPower ADS	6,817,651	$212,438,005
Dodge & Cox Balanced Fund	1,726,461	136,994,654
Pioneer Fund Class Y	2,322,113	97,900,292
Delaware Trend Fund	3,743,530	82,919,194
NTGI QM Collective Daily - S&P 500 Index Fund	16,486	52,088,120

The Savings Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value during the 2005 savings plan year by $61,375,784 as follows:

Year Ended December 31, 2005

Mutual funds	$16,874,774
ScottishPower ADS	42,553,035
Common and commingled trust fund	2,600,799
Common and preferred stocks	(616,650)
Other investments	(36,174)

$61,375,784

4.	Party-in-Interest Transactions

Certain Savings Plan investments are ScottishPower ADS and shares of funds managed by State Street. ScottishPower was indirectly the Savings Plan Sponsor and State Street is the Savings Plan Trustee, as defined by the Savings Plan. Therefore, these transactions qualified as party-in-interest.

During the year ended December 31, 2005, the Savings Plan purchased $82,587,328 of ScottishPower ADS; sold $116,517,048 of ScottishPower ADS; earned $10,596,586 of dividends on ScottishPower ADS, which were included in Dividends on the Statement of Changes in Net Assets Available for Benefits; and distributed, at the election of the Savings Plan participants, $4,811,630 of the dividends on ScottishPower ADS to participants, which was included in Benefits paid to participants on the Statement of Changes in Net Assets Available for Benefits.

ScottishPower will not be considered a party-in interest subsequent to March 21, 2006, the date at which PacifiCorp was sold to a subsidiary of MidAmerican Energy Holdings Company as described in Note 1 – Plan Description.

5.	Concentration of Risk

At December 31, 2005 and 2004, the Savings Plan’s assets consisted primarily of investments in financial instruments, including temporary cash investments, investments in insurance contracts, ScottishPower ADS, mutual funds, a common and commingled trust fund and participant loans. The Savings Plan does not require collateral or other security to support the investments in these financial instruments. These investments may subject the Savings Plan to concentrations of risk, as from time-to-time, (a) cash balances exceed amounts insured by the Federal Deposit Insurance Corporation, (b) market values of securities are dependent on the ability of the issuers to honor contractual commitments, (c) the value of ScottishPower ADS, mutual funds and the common and commingled trust fund are subject to changes in market values, and (d) interest rate risk. It is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes in values of investment securities could materially affect participants’ account balances.

6.	Tax Status

The Internal Revenue Service has determined and informed PacifiCorp by letter dated November 28, 2005, that the Savings Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. The Savings Plan has been amended since receiving the determination letter. However, the Savings Plan administrator and the Savings Plan’s tax counsel believe that the Savings Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code.

7.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,

	2005	2004

Net assets available for benefits per the financial statements	$962,464,527	$843,653,205
Amounts allocated to withdrawing participants	(312,792)	(373,733)

Net assets available for benefits per Form 5500	$962,151,735	$843,279,472

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Year ended December 31, 2005

Benefits paid to participants per the financial statements	$41,080,144
Add: Amounts allocated to withdrawing participants at December 31, 2005	312,792
Less: Amounts allocated to withdrawing participants at December 31, 2004	(373,733)

Benefit payments per Form 5500	$41,019,203

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

Supplemental Schedule

PacifiCorp K Plus Employee Savings Plan

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

December 31, 2005

EIN: 93-02-0246090

Plan: 009

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

*	Scottish Power ADS	Common stock	**	$221,546,471

	Dodge & Cox Balanced Fund	Registered investment company	**	178,183,540
	PIMCO Funds Total Return Fund	Registered investment company	**	32,777,161
	Pioneer Fund Class Y	Registered investment company	**	106,467,821
	Delaware Trend Fund	Registered investment company	**	82,109,714
	T. Rowe Price International Stock Fund	Registered investment company	**	31,317,983
	Vanguard Admiral Fund Treasury Money Market Fund	Registered investment company	**	19,488,443
	Barclays Global Investors Fund LifePath Income Portfolio Fund	Registered investment company	**	2,854,790
	Barclays Global Investors Funds LifePath 2010 Portfolio Fund	Registered investment company	**	7,153,338
	Barclays Global Investors LifePath 2020 Portfolio Fund	Registered investment company	**	7,854,175
	Barclays Global Investors LifePath 2030 Portfolio Fund	Registered investment company	**	6,953,527
	Barclays Global Investors LifePath 2040 Portfolio Fund	Registered investment company	**	11,398,580

	Total registered investment company			486,559,072

	HarrisDirect	Self-directed brokerage account	**	23,679,784

	NTGI QM Collective Daily - S&P 500 Index Fund	Common and commingled trust fund	**	56,112,348

	Bank of America	Group trust investment	**	24,721,621
	Bank of America wrap contract	Synthetic investment contract wrap contract	**	376,018
	ING Life and Annuity	Group trust investment	**	18,338,912
	ING Life and Annuity wrap contract	Synthetic investment contract wrap contract	**	107,208
	JP Morgan Chase	Group trust investment	**	24,731,802
	JP Morgan Chase wrap contract	Synthetic investment contract wrap contract	**	383,604
	Monumental Life Ins. Co.	Group trust investment	**	16,975,353
	Monumental Life Ins. Co. wrap contract	Synthetic investment contract wrap contract	**	110,831
*	State Street Bank	Group trust investment	**	21,950,599
*	State Street Bank wrap contract	Synthetic investment contract wrap contract	**	455,323
	UBS AG	Group trust investment	**	29,272,186
	UBS AG wrap contract	Synthetic investment contract wrap contract	**	23,702
*	State Street Bank	US treasury notes and cash	**	3,273,968
*	State Street Bank wrap contract	Synthetic investment contract wrap contract	**	58,410

	Total stable value investment contracts			140,779,537

*	State Street Bank & Trust Company	Interest bearing cash account	**	10,596,490

*	Participant loans	5.0 - 12.0%, maturities from 2006 to 2020	-	25,410,284

	Total investments			$964,683,986

*	Denotes a party-in-interest as defined by ERISA.
**	Cost omitted for participant directed investments.

SIGNATURES

THE PLAN PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.

PacifiCorp
Date: June 8, 2006	/s/	Erich D. Wilson

Erich D. Wilson Director, Human Resources